SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_________________

FORM 6-K
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May, 2010
_________________
Telefónica de Argentina S.A.
(Exact name of registrant as specified in its charter)

Telefonica of Argentina Inc.
(Translation of registrant’s name into English)

Avenida HUERGO 723
Ground Floor
(C1107A0H) Buenos Aires, Argentina
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica de Argentina S.A.

TABLE OF CONTENTS

Item
1	English translation of letter to the Buenos Aires Stock Exchange dated May 7, 2010 regarding dividend payment

Item 1

Telefónica de Argentina S.A. Buenos Aires, May 7th, 2010

To
Bolsa de Comercio de Buenos Aires [Buenos Aires Stock Exchange]

Ref.: Dividend payment.

Dear Sirs,

I am writing to you on behalf of Telefónica de Argentina S.A., domiciled at Avenida Ingeniero Huergo 723, ground floor, City of Buenos Aires in compliance with the provisions of section 23 of the Buenos Aires Stock Exchange Listing Regulation.

In this regard, please be informed that, at its meeting held yesterday, the Company's Board resolved the partial reversal of the reserve for future dividend set up by the Company’s Shareholders’ Meeting in the amount of pesos four hundred eighty five million four hundred and one thousand nine hundred twenty and fifty seven cents ($ 485,401,920.57), to use it for the payment of cash dividend equal to six cents and ninety five ($0.0695) per share.

The above mentioned amount will be made available as from May 17, 2010.

Yours sincerely,

/s/ Pablo Llauró

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica de Argentina S.A.

Date:	May 7, 2010	By:	/s/ Pablo Luis Llauró
			Name:	Pablo Luis Llauró
			Title:	Assistant General Counsel